MCGRIFF INSURANCE SERVICES INC
ATTN:	Vic Gupta
5080 SPECTRUM DR #900E
ADDISON, TX 75001

INSURED:		GUIDESTONE FUNDS
PRODUCT:		DFIBond
POLICY NO:		81865879
TRANSACTION:		ENDT

FEDERAL INSURANCE COMPANY
Endorsement No.:	13	Bond
Bond Number:	81865879
NAME OF ASSURED: GUIDESTONE FUNDS

DELETE AN ENDORSEMENT
It is agreed that this Bond is amended by deleting Endorsement Number(s) 12 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on August 31, 2022.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 27, 2022

ICAP Bond

Form 17-02-5647 (Ed. 11-03)

FEDERAL INSURANCE COMPANY

Endorsement No:	14	Bond

Bond Number:	81865879

NAME OF ASSURED: GUIDESTONE FUNDS

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Guidestone Funds
MyDestination 2015 Fund
MyDestination 2025 Fund
MyDestination 2035 Fund
MyDestination 2045 Fund
MyDestination 2055 Fund
Conservative Allocation Fund
Balanced Allocation Fund
Growth Allocation Fund
Aggressive Allocation Fund
Money Market Fund
Low-Duration Bond Fund
Medium-Duration Bond Fund
Global Bond Fund
Strategic Alternatives Fund
Defensive Market Strategies Fund
Equity Index Fund
Global Real Estate Securities Fund
Value Equity Fund
Growth Equity Fund
Small Cap Equity Fund
International Equity Index Fund
International Equity Fund
Emerging Markets Equity Fund
Global Impact Fund
Growth Equity Index Fund
Value Equity Index Fund

This Endorsement applies to loss discovered after 12:01 a.m. on August 31, 2022.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

ICAP Bond
Form 17-02-0949 (Rev. 1-97)	Page 1

Date: July 27, 2022

ICAP Bond
Form 17-02-0949 (Ed. 1-97)	Page 2

EXHIBIT B

SECRETARY’S CERTIFICATE

I, Melanie Childers, Vice President – Fund Operations and Secretary of GuideStone Funds (the “Trust”), hereby certify that the following resolutions have been adopted, first by the Trustees of the Trust who are not “interested persons” of the Trust as defined under Section 2(a)(19) of the Investment Company Act of 1940, as amended (“1940 Act”) (“Independent Trustees”) voting separately, and then by the entire Board of Trustees of the Trust voting as a whole, at a meeting duly called and held on May 23-24, 2022, at which a quorum was present and acting throughout:

Approval of Addition to Fidelity Bond Coverage

RESOLVED, that the addition of both of the Value Equity Index Fund and Growth Equity Index Fund (together, the “Funds”), each a new series of GuideStone Funds (the “Trust”), to the Fidelity Bond Coverage of the Trust (the “Bond”) be, and it hereby is, approved by a majority of the Board of Trustees of the Trust (the “Trustees”), including a majority of the Trustees who are not “interested persons” of the Trust (“Independent Trustees”), as the term “interested person” is defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”); and it is further

RESOLVED, that the Secretary of the Trust be, and hereby is, designated, authorized and directed to file the Bond with the U.S. Securities and Exchange Commission and give notice required under paragraph (g) of Rule 17g-1 under the 1940 Act; and it is further

RESOLVED, that the officers of the Trust are each hereby authorized and directed to make any and all payments and to do any and all other acts, in the name of the Trust and on its behalf, as they are any of them, may determine to be necessary or desirable and proper in connection or in furtherance of the foregoing resolutions.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand this 13th day of September of 2022.

/s/ Melanie Childers
Melanie Childers
Vice President – Fund Operations and Secretary of the Trust